ORRICK

03037492

November 10, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: FJA AG (the "Company")
<u>File No. 82-5077</u>

Dear Sir or Madam:

Subsequent to our submission of November 6, 2003, enclosed please find a Statement by the Executive Board of FJA AG dated November 7, 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

J. Gäbel (DV)

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH, D.C. 155 SECTION

JKG/dv
Enclosure

dlw 11/19

DOCSNY1:863595.1
13024-2 JG9

FILE NO.
82-5077

Statement by the Executive Board of FJH AG

It was brought to the attention of the Executive Board of FJH AG that an anonymous charge has been presented to the Public Attorney's Office Munich. Contents of the notice are not known at present. We assigned a well renowned law firm to get details at the Public Attorney's Office.

Should the allegation – like today in part of the press reported – deal with manipulation of the balance sheet, we are repudiating this decidedly. In the view of the Executive Board of FJH AG there is no basis for such reproaches.

Munich, 7 November 2003

FJH AG Executive Board